Exhibit 99.1

BW LPG Limited - Update on BW LPG’s Product Services Q3 2025 Segment Performance

Singapore, 16 October 2025

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) today provides an update on its Product Services’ (“BW Product Services”) Q3 2025 segment performance.

For the quarter ending 30 September 2025, BW Product Services achieved a realised gain of USD 15 million from our portfolio of cargo, freight and hedging transactions. After accounting for the unrealised mark-to-market change of negative USD 39 million from our open cargo contracts and hedging transactions, we ended the quarter with a gross trading result of approximately minus USD 24 million.

After general and administrative expenses and income taxes, BW Product Services reported an estimated result of approximately minus USD 30 million for the quarter.

The average Value-At-Risk (VAR) for the quarter was approximately USD 5 million.

BW LPG will release its Q3 2025 financial report on 2 December 2025.

Says Kristian Sørensen, Chief Executive Officer, “We are pleased to report a continued strong realisation of USD 15 million from our trading activities in Q3, bringing the aggregated realised trading result year-to-date to approximately USD 54 million. Despite turbulent market conditions negatively affecting the mark-to-market valuation of our forward trading portfolio, the portfolio remains firmly net positive thanks to active risk management by the BW Product Services team. Our priority is delivering a positive realised trading result which is the driver for BW Product Services’ dividend capacity, although mark-to-market fluctuations should be anticipated amid ongoing macro uncertainties and market volatility.”

For further information, please contact:

Kristian Sørensen

Chief Executive Officer

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating a fleet of more than 50 Very Large Gas Carriers (VLGCs) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and investment in onshore LPG infrastructure, BW LPG offers trusted and reliable services to source and deliver LPG to customers. Delivering energy for a better world – more information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.